NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as a broker-dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be cash equivalents.

Revenues from Contracts with Customers

Revenues from contracts with customers are composed of investment banking success fees and advisory fees. Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction. For advisory fees, the Company receives retainers in advance of the transaction's closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no contract liabilities.

Recently Adopted Accounting Guidance

Effective January 1, 2019, the Company adopted FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate of the lease or the Company's incremental borrowing rate that it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on a case-by-case basis for collectability. As of December 31, 2019, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years. As of December 31, 2017, all property and equipment is fully depreciated. Leasehold improvements are recorded at cost and are amortized over the shorter of their useful life or the remaining term of the lease.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2019 are comprised of the following:

Leasehold improvements	$ 13,412
Furniture and fixtures	11,123
Machinery and equipment	9,164
	33,969
Less accumulated depreciation and amortization	(33,969)
	$ 0

For the year ended December 31, 2019, depreciation and amortization expense was $8,394.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company has net capital of $122,907, which is $117,427 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.7 to 1 at December 31, 2019.

NOTE 5 – Income Taxes

No provision for income taxes has been made to the statement of operations as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

The Company paid $676,511 of guaranteed payments to partners which are included in "bankers' fees" on the statement of operations. Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income (loss).

WESTBURY GROUP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

NOTE 7 – Commitments and Contingencies

Office Lease

The Company leases office space under a lease agreement that expires in July 2020. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Future minimum lease payments will be $37,890 in 2020.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 66,893
Operating lease ROU assets	$ 34,715
Operating lease liabilities	$ 34,715

NOTE 8 – Concentrations

Four customers accounted for 55 % of the Company's total revenue in 2019.